Exhibit 99.8

VERTEX AND IBM JOIN FORCES IN NORTH AMERICAN ALLIANCE

Vertex, the business process outsourcing arm of United Utilities PLC, has joined forces with IBM, the world’s largest provider of business transformation outsourcing, to provide business transformation services to the North American energy and utility market.

The alliance unites the two companies’ complementary skills and experience in customer management, business consultancy, transformational outsourcing and information technology.

As part of this alliance initiative, Vertex will team with IBM on its $1.6bn contract with US multi-state energy company NiSource to provide a broad range of business transformation and outsourcing services. Vertex will provide customer contact centre, sales services and billing activities.

This initiative represents an important development for Vertex, building a presence in the US energy and utility market and complementing its existing contract with Canadian utility Hydro One.

Chief Executive of United Utilities, John Roberts, said:

“The North American market presents Vertex with a number of very significant business opportunities. It is also difficult for a new market entrant to gain a foothold, which is why this alliance is important to us. We look forward to seeing further business growth with IBM.

“The North American energy and utility sector is large and growing, fuelled by a trend for business process transformation and a desire for market deregulation. The scope of services the alliance can provide is very broad, leveraging the capabilities of both IBM and Vertex within the energy and utilities market.”

United Utilities' Contacts:

For further information please contact:

John Roberts, Chief Executive	+44 (0) 1925 237000
Simon Batey, Finance Director	+44 (0) 1925 237000
Darren Jameson, Investor Relations Manager	+44 (0) 1925 237033
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309

Notes

Vertex is the third largest business process outsourcing company in the UK. It provides business process services to utilities, local and central government and the service segment of the private sector. It specialises in transforming front and back-office processes and the management of customer relationships. Vertex's clients include Powergen, Westminster City Council, Thurrock Council, Marks and Spencer, Hydro-One and TheTrainline.